

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

By U.S. Mail and facsimile to (213) 271-1614

Timothy J. Shaheen
Chief Financial Officer
Cadiz Inc.
550 S. Hope Street, Suite 2850
Los Angeles, California 90071

> Re: **Cadiz Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2010**
> **File No. 000-12114**

Dear Mr. Shaheen:

We have reviewed your response dated October 14, 2010 to our comment letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Long Term Incentives, page 16

1. We note your response to comment 12 in our letter dated September 30, 2010. Please confirm that you will include the information contained in this response in future filings. See Item 402(b)(2)(iii) of Regulation S-K.

Outstanding Equity Awards at Fiscal year End, page 21

2. We note your response to comment 14 in our letter dated September 30, 2010. Please confirm that you will include the information contained in this response in future filings. See Regulation S-K Compliance and Disclosure Interpretation 118.02 and Instruction 2 to Item 402(b) of Regulation S-K.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director